
03029766

as at 30 June 2003

++ DEPFA Deutsche Pfandbriefbank AG as at 30 June 2003 ++ according to German Commercial Code (HGB) ++

DEPFA BANK

DEPFA Deutsche Pfandbriefbank AG

Shareholders


1.8% free float
98.2% DEPFA BANK plc

Letter to Shareholders as at 30 June 2003
DEPFA Deutsche Pfandbriefbank AG

With € 82 million in profit before taxes, DEPFA Deutsche Pfandbriefbank AG recorded a positive result for the first half of 2003. Since the completion of the realignment of the former DePfa Group in June 2002, DEPFA Deutsche Pfandbriefbank AG has been a subsidiary of DEPFA BANK plc, who holds a 98.2 percent stake. In addition to the German Public Finance business, the activities of DEPFA Deutsche Pfandbriefbank AG are focused on long-term funding for the DEPFA Group: thanks to its ability to issue asset-covered bonds (Pfandbriefe) and its vast expertise in the covered bond market, it holds a prominent position within the Group.

Extended net interest income amounted to € 85 million at the end of the first six months, up 11.8% against the first six months of the previous year. Net commission income rose as well, by € 1 million to € 5 million. Administrative expenditure was down significantly, by 61.5%, from € 65 million to € 25 million. This reduction was due to lower staff numbers in 2003 and due to a higher level of expenditure in the previous year which had been attributable to provisions for incentive plans (which had increased personnel expenditure in the course of the realignment). Higher expenses in the previous year were also caused by the share exchange which was completed in the first quarter. The balance of other operating income and expenses amounted to € –8 million (first half of 2002: € +9 million). Provisioning showed a positive balance of € 24 million (first half of 2002: € +59 million), thanks to the positive result in securities trading and profits realised upon disposal of assets from the Public Finance portfolio. No provisions for loan losses were required in 2003.

The result from the sale of participations amounted to € nil for the first half of 2003, compared to € 476 million for the first half of 2002. This item comprises amounts accrued during the first half of 2002 as a result of intra-Group purchases and sales of enterprises, in the course of the realignment of the Group; these intra-Group transactions were eliminated in the consolidated financial statements. Taking into account the reversal of the special item with partial reserve character of € 1 million and a comparatively high tax expense of € 36 million, net income for the first half of 2003 amounts to € 46 million. Due to the special effects described, the corresponding result for the first half of 2002 had been € 522 million.

The total lending volume of DEPFA Deutsche Pfandbriefbank AG amounted to € 71.4 billion as at 30 June 2003 (31 Dec 2002: € 74.1 billion), of which € 65.0 billion were attributable to Public Finance and € 5.0 billion (30 June 2002: € 8.1 billion) to property loans. Aareal Bank AG and DEPFA Deutsche Pfandbriefbank AG have agreed that Aareal Bank will take over the remaining property financing portfolio held by DEPFA Deutsche Pfandbriefbank AG. In addition, Aareal Bank has agreed to indemnify DEPFA Deutsche Pfandbriefbank AG with respect to individual exposures. These indemnities cover principal exposure totalling € 0.7 billion, plus interest payments in certain cases. Moreover, € 1.6 billion out of the residual risk has been neutralised by way of securitisation.

DEPFA Deutsche Pfandbriefbank AG
Profit and loss account data

€ m	01.01.2003 - 30.06.2003	01.01.2002 - 30.06.2002	€ m	Change %
Interest income	1,975	2,230	−255	−11.4
Interest expenditure	−1,890	−2,154	−264	−12.3
Net interest income	**85**	**76**	**9**	**11.8**
Commission income	5	7	−2	−28.6
Commission expenditure	0	−3	−3	−100.0
Net commission income	**5**	**4**	**1**	**25.0**
Net interest and net commission income	**90**	**80**	**10**	**12.5**
Wages and salaries	−8	−29	−21	−72.4
Social security costs	−3	−5	−2	−40.0
Other administrative expenses	−13	−28	−15	−53.6
Depreciation of fixed assets	−1	−3	−2	−66.7
Administrative expenditure	**−25**	**−65**	**−40**	**−61.5**
Other income and expenditure	−8	9	−17	−188.9
Operating results before provisions	**57**	**24**	**33**	**137.5**
Income from amounts written back on claims and certain securities and from the reversal of loan loss provisions	24	59	−35	−59.3
Operating results after provisions	**81**	**83**	**−2**	**−2.4**
Result from the sale of participations	–	476	−476	−100.0
Expenditure for assumption of losses	–	−45	−45	−100.0
Release of special item with partial reserve character	1	1		
Income before tax	**82**	**515**	**−433**	**−84.1**
Taxes	−36	7	43	614.3
Net income	**46**	**522**	**−476**	**−91.2**

DEPFA Deutsche Pfandbriefbank AG
Balance sheet data

	30.06.2003 € m	31.12.2002 € m	Change %
Loans and advances to banks	**19,484**	**23,153**	**-15.8**
a) Public sector loans	5,254	6,262	-16.1
b) Mortgage loans	–	0	
c) Other loans and advances	14,230	16,891	-15.8
Loans and advances to customers	**40,084**	**44,464**	**-9.9**
a) Public sector loans	35,202	38,687	-9.0
b) Mortgage loans	4,833	5,584	-13.4
c) Other loans and advances	49	193	-74.6
Debt securities and other fixed-income securities	**26,927**	**25,534**	**5.5**
Liabilities to banks	**22,375**	**18,807**	**19.0**
of which:			
a) Registered public sector covered bonds	270	253	6.7
b) Registered mortgage covered bonds	268	243	10.3
Liabilities to customers	**4,386**	**5,165**	**-15.1**
of which:			
a) Registered public sector covered bonds	2,277	2,355	-3.3
b) Registered mortgage covered bonds	1,096	1,628	-32.7
Certificated liabilities	**58,401**	**66,861**	**-12.7**
a) Public sector covered bonds	50,873	56,379	-9.8
b) Mortgage covered bonds	317	475	-33.3
c) Other debt securities	2,803	4,493	-37.6
d) Other certificated liabilities	4,408	5,514	-20.1
Subordinated liabilities	**50**	**118**	**-57.6**
Profit-participation certificates	**949**	**927**	**2.4**
Capital and reserves	**1,207**	**1,169**	**3.3**
a) Subscribed capital	108	108	
b) Reserves	1,053	743	41.7
c) Distributable profit	46	318	-85.5
Total assets	**88,412**	**94,467**	**-6.4**
Lending volume	**71,391**	**74,086**	**-3.6**

DEPFA Deutsche Pfandbriefbank AG
Key business development figures

€ m	01.01.2003 - 30.06.2003	01.01.2002 - 30.06.2002	Change %
New commitments			
Public sector financing	11,568	2,152	437.5
of which: Securities	4,889	1,190	310.8
Total new commitment	**11,568**	**2,152**	**437.5**
Primary sales of debt securities			
including: Loans taken up			
Public sector covered bonds	3,037	4,180	-27.3
Mortgage covered bonds	126	0	
Other debt securities	30	301	-90.0
Borrowings	109	0	
Total primary sales	**3,302**	**4,481**	**-26.3**
	30.06.2003	**31.12.2002**	**Change %**
No. of employees	**140**	**139**	**0.7**
including: Part-time employees	14	14	

Officers

Management Board

Dr. Marcel Morschbach

Carsten Samusch

Supervisory Board

Thomas M. Kolbeck
Chairman
Vice Chairman und Deputy CEO
DEPFA BANK plc

Jürgen Karcher
Deputy Chairman
Member of the Board of Directors
DEPFA BANK plc

Dr. Matthias Achilles (until 29 May 2003)
DEPFA BANK plc

Gerhard Bruckermann
Chairman and CEO DEPFA BANK plc

Dermot Cahillane (until 29 May 2003)
Member of the Board of Directors
DEPFA BANK plc

Fulvio Dobrich (until 29 May 2003)
Member of the Board of Directors
DEPFA BANK plc

Dr. Uta Maria Fredebeil (from 30 May 2003)
DEPFA Deutsche Pfandbriefbank AG

Dr. Reinhard Grzesik
Member of the Board of Directors
DEPFA BANK plc

Martina Heep (from 30 May 2003)
DEPFA Deutsche Pfandbriefbank AG

Willie Holohan (until 29 May 2003)
DEPFA BANK plc

Noel Kavanagh (until 29 May 2003)
DEPFA BANK plc

Paul Leatherdale (until 29 May 2003)
DEPFA BANK plc

Nicholas Pheifer (until 29 May 2003)
DEPFA BANK plc

Volker Rapp (until 29 May 2003)
DEPFA BANK plc

Noel Reynolds (until 29 May 2003)
DEPFA BANK plc

Rainer Ulm (until 29 May 2003)
DEPFA Deutsche Pfandbriefbank AG

DEPFA Deutsche Pfandbriefbank AG

The Management Board
The Chairman of the Supervisory Board

Declaration of Compliance within the meaning of section 161 of the German Stock Corporation Act (AktG)

The Management and Supervisory Boards of DEPFA Deutsche Pfandbriefbank AG herewith submit the following Declaration of Compliance *(Entsprechenserklärung)*:

DEPFA Deutsche Pfandbriefbank AG complies with the recommendations of the government commission "German Corporate Governance Code". However, the following exceptions apply:

The Company's Management Board consists of two persons, without a Chairman or Speaker being elected.
(Section 4.2.1 of the Code)

The compensation of the members of the Management Board comprises a fixed salary and variable components. In particular, stock options or comparable instruments serve as variable compensation components with long-term incentive effects. These shall be specified in advance, using comparative parameters; however, to maintain a certain degree of flexibility, the retroactive adjustment of performance targets is not explicitly excluded.
(Section 4.2.3 of the Code)

The Company does not intend to disclose the concrete details of a stock option plan or comparable compensation system over and above the minimum disclosure requirements as set out in the German Stock Corporation Act.
(Section 4.2.3 of the Code)

The re-appointment of members of the Management Board prior to twelve months before the end of the appointment period together with a simultaneous termination of the current appointment is permitted even in the absence of special circumstances.
(Section 5.1.2 of the Code)

No age limit has been set for the members of the Management Board.
(Section 5.1.2 of the Code)

No age limit has been set for the members of the Supervisory Board.
(Section 5.4.1 of the Code)

More than two former members of the Management Board are members of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG. Following the restructuring of the bank, former members of its Management Board have been appointed to the Board of Directors of the bank's parent company; it is in this capacity that they were also appointed members of the Supervisory Board of Pfandbriefbank. (Section 5.4.2 of the Code)

The remuneration of members of the Supervisory Board has been fixed at a uniform € 500 per annum, without performance-oriented components.
(Section 5.4.5 of the Code)

DEPFA Deutsche Pfandbriefbank AG does not intend to disclose, in the Report of the Supervisory Board, the absence of any member of the Supervisory Board during more than half of Supervisory Board meetings during a financial year; this is due to the fact that the bank's Supervisory Board will henceforth only consist of six members.
(Section 5.4.6 of the Code)

Since DEPFA Deutsche Pfandbriefbank AG does not prepare consolidated financial statements, the relevant recommendations of the Code are not applicable.

Frankfurt, 24 April 2003



Carsten Samusch



Dr. Marcel Morschbach



Thomas M. Kolbeck

Addresses

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
11/13 Knightsbridge, 3rd floor
London SW1X 7LY, United Kingdom
Phone +44 20 7259-3750, Fax +44 20 7245-6822

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Agency
570 Lexington Ave., 39th floor
New York, N.Y. 10022, United States
Phone +1 212 682-6474, Fax +1 212 867-7810

Paris Branch
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torre Argentina n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torre Argentina n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
178 Athalassa Avenue, 2nd floor
PO Box 20909
1665 Nicosia, Cyprus
Phone +357 22 879-300, Fax +357 22 318-978

Representative Office Hong Kong
1005 Asia Pacific Finance Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213

DEPFA UK Limited
11/13 Knightsbridge, 4th floor
London SW1X 7LY, United Kingdom
Phone +44 20 7201-7000, Fax +44 20 7245-0598

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2-chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620, Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 551
1017 BW Amsterdam, Netherlands
Phone +31 20 626-4068, Fax +31 20 626-4068

++ DEPFA BANK · PERFORMANCE IN FINANCE ++ DEPFA BANK · PERFORMANCE IN FINANCE ++ DEPFA BANK · PERFORMANCE IN FINANCE ++


DEPFA BANK

DEPFA Deutsche Pfandbriefbank AG

An der Welle 5 · D-60322 Frankfurt
Telefon +49 69 50 06-0 · Telefax +49 69 50 06-1331
info@depfa.com · www.depfa.com